Exhibit 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (UNAUDITED)

	Three Months Ended March 31,	Year Ended December 31,
(dollars in thousands)	2015	2014	2013		2012	2011		2010

Income (loss) before taxes	$(129,374)	$(179,048))	$(187,054)		$222,282	$(9,391)		$6,537
Fixed charge (interest expense)	$14,192	$65,113	$84,550		$61,195	$11,856		$1,207
Earnings (loss) adjusted	$(115,182)	$(113,935)	$(102,504)		$283,477	$2,465		$7,744
Ratio of earnings to fixed charges	(8.12)	(1.75)	(1.21)		4.62	0.21		6.42
Deficiency	$129,374	$179,048	$187,054		$(222,282))	$9,391	$	−
Preferred Stock Dividends	$3,905	$15,620	$14,213		$1,964	− (1)		− (1)
Combined fixed charges and preferred stock dividends	$18,097	$80,733	$98,763		$63,159	$11,856		$1,207
Ratio of earnings to combined fixed charges and preferred stock dividends	(6.36)	(1.41)	(1.04)		4.49	0.21		6.42
Deficiency	$133,279	$194,668	$201,267	$	−	$9,391	$	−

(1) We did not have any preferred stock outstanding for these years.